SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Or

☐	TRANSITION REPORT PURSUANT TO SECTION15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-892

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GOODRICH CORPORATION EMPLOYEES’ SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Goodrich Corporation

Four Coliseum Centre

2730 West Tyvola Road

Charlotte, NC 28217-4578

REQUIRED INFORMATION

1.	Audited Financial Statements for the Goodrich Corporation Employees’ Savings Plan Including:

The Report of Independent Registered Public Accounting Firm; Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010; and Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2011.

2.	Exhibit 23

Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Goodrich Corporation Benefit Design and Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOODRICH CORPORATION EMPLOYEES’ SAVINGS PLAN

June 19, 2012	/s/ Kevin P. Heslin
Kevin P. Heslin
Chairman, Goodrich Corporation
Benefit Design and Administration Committee

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Goodrich Corporation Employees’ Savings Plan

December 31, 2011 and 2010, and year ended December 31, 2011 with Report of Independent Registered Public Accounting Firm

Goodrich Corporation Employees’ Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2011 and 2010 and

year ended December 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Goodrich Corporation

Benefit Design and Administration Committee

We have audited the accompanying statements of net assets available for benefits of Goodrich Corporation Employees’ Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Charlotte, North Carolina

June 19, 2012

Goodrich Corporation Employees’ Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Investments, at fair value (Note 3)	$2,091,582,219	$1,912,070,989
Contribution receivable - Goodrich Corporation	13,258,223	10,200,820
Notes receivable from participants	70,272,310	63,450,894

Total Assets	2,175,112,752	1,985,722,703

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(3,269,092)	2,573,868

Net assets available for benefits	$2,171,843,660	$1,988,296,571

See accompanying notes to financial statements

Goodrich Corporation Employees’ Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions
Investment income:
Interest	$6,490,941
Dividends	38,433,892
Net appreciation in aggregate fair value of investments (Note 3)	48,392,823

93,317,656

Interest income on notes receivable from participants	2,491,584

Contributions from:
Participants	109,399,230
Goodrich Corporation	62,564,290

171,963,520

Assets acquired due to plan merger (Note 1)	56,711,201

Total additions	324,483,961

Deductions
Benefit payments	140,285,467
Administrative expenses	651,405

Total deductions	140,936,872

Net increase	183,547,089

Net assets available for benefits at beginning of year	1,988,296,571

Net assets available for benefits at end of year	$2,171,843,660

See accompanying notes to financial statements.

Goodrich Corporation Employees’ Savings Plan

Notes to Financial Statements

Year Ended December 31, 2011

1. Description of the Plan

The following description of Goodrich Corporation Employees’ Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all non-bargaining unit employees and bargaining unit employees of Goodrich Corporation (the “Company”) and all subsidiaries of the Company to which the Plan has been extended. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

On January 21, 2011, $56,711,201, which represented all of the net assets of the Atlantic Inertial Systems, Inc. 401(k) Retirement Savings Plan, was transferred into the Plan. AIS Global Holdings LLC was acquired by the Company on December 21, 2009.

Participation in the Plan

The Plan offers participants the choice of three savings options: an after-tax savings option, a pre-tax 401(k) savings option and a Roth 401(k) option. Under the after-tax savings and Roth 401(k) options, participant contributions are subject to federal income taxes. When withdrawn, participants pay income tax on the investments earnings on after-tax contributions. Investment earnings on Roth 401(k) contributions are never taxed as long as certain conditions are met upon withdrawal. Under the pre-tax savings option, the participant postpones paying federal income taxes on the amount of contributions deducted from his or her salary until the contributions are withdrawn from the Plan. Participants can elect to participate in all of the savings options. Participants can contribute to each of the investment funds under all savings options.

Contributions

Each employee who elects to become a participant in the Plan may make pre-tax, after-tax or Roth 401(k) contributions up to 25% of their qualified compensation, as defined in the Plan document. Maximum pre-tax plus Roth 401(k) participant contributions (which are limited by Internal Revenue Service regulations) were $16,500 for 2011. Highly compensated employees may be limited to contributing a lower percentage than 25% in order to facilitate the Plan’s non-discrimination testing. Participants age 50 or older can contribute pre-tax “catch-up” contributions to the Plan, subject to limitations.

In December 2005, the Plan was amended to change the Company match that applies to non-bargaining unit and certain bargaining unit employees hired after December 31, 2005 to 100% of participant contributions up to 6% of pay. In addition, these participants will receive a discretionary Company contribution equal to 2% of eligible pay at the end of each Plan year provided they are still employed. This 2% contribution is subject to a 3-year vesting schedule. Also, non-bargaining unit and certain bargaining unit employees hired prior to December 31, 2005 who elected to freeze pension benefit service, effective July 1, 2006, receive the same match and Company contributions as new hires.

Vesting Provisions

Participant contributions and earnings thereon are always fully vested. The Company match contribution and other Company contributions made to participant accounts subsequent to December 31, 2001 and earnings thereon are 100% vested. The Plan was amended in December 2005 to provide a 2% Company discretionary contribution at the end of each Plan year. Participants are 100% vested in these discretionary contributions once they have completed three years of service, as defined in the Plan document.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s contributions. The accounts are adjusted for allocations of the Plan’s investment income or losses and administrative expenses.

The Plan provides for the acceptance of rollover contributions from other plans qualified under the Internal Revenue Code (the “Code”).

Dividends, interest and proceeds from sale of investments in each fund are reinvested in the respective fund. Participants with a balance in the Company Stock Fund may elect to receive stock dividends directly in cash rather than reinvesting the dividends within the Company Stock Fund.

Benefit Payments

Company contributions made after January 1, 1990, but prior to January 1, 2002, may not be withdrawn until the participant reaches age 55 or upon termination, disability or death. Company matching contributions made on or after January 1, 2002, may not be withdrawn until age 59 1/2 or upon termination, disability or death. Participants separating from service who meet certain requirements have the option of deferring distribution of the vested value of his or her account until age 70 1/2.

Subject to certain conditions as set forth in the Plan document, a participant may make an in-service withdrawal of his or her pre-tax contributions upon incurring a financial hardship.

A participant who elects to withdraw from the Plan is paid the fair value of his or her vested account balance. Distributions from the Goodrich Stock Fund are made in cash or stock. Distributions from the other funds are made in cash.

Forfeiture of Interest

Upon a participant’s separation from service, the portion of investments attributable to contributions made by the Company which have not vested shall remain in such accounts. Such nonvested amounts shall be forfeited on the date which is the earlier of the participant receiving a full distribution of the vested portion of the account balance or 60 consecutive months after separation from service. If the participant is rehired before such forfeiture, the nonvested portion shall remain in the participant’s account.

All amounts forfeited under the Plan will remain in the Plan and be used to reduce future contributions to the Plan by the Company. If the Plan is terminated, any forfeited amounts not yet applied against the Company’s contributions will accrue ratably to the remaining participants in the Plan at the date of termination.

Participant Loans

Participant loans consist of general purpose and principal residence. General purpose loans have terms ranging from 1 to 5 years and provide fixed interest rates based upon the federal short-term rate, which ranged from 0.81% to 10.5% during 2011. Principal residence loans have terms ranging from 1 to 15 years and provide fixed interest rates based upon the federal long-term rate which ranged from 3.25% to 11% during 2011. Under either type of loan, participants may borrow up to 50% of the value of their vested account balance up to a maximum of $50,000. The minimum a participant may borrow is $1,000. In general, participant loans are repaid in equal weekly or bi-weekly installments through payroll deductions and are secured by the participant’s interest in the Plan.

Administrative Expenses

Investment management fees and administrative expenses related to recordkeeping are charged against the earnings of the investment funds in which the participants’ funds are invested. Fees for certain transactions, such as withdrawals and loan processing, are charged directly to the account of the participant.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, all participants will become 100% vested and the net assets of the Plan will be distributed to the participants based on the value of their accounts. Since this is an individual account plan, the Pension Benefit Guaranty Corporation does not guarantee any benefits.

The foregoing description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Copies of the Plan document are available from the Human Resource Department of the Company.

Merger Agreement with United Technologies Corporation

On September 21, 2011, the Company entered into an Agreement and Plan of Merger (Merger Agreement) with United Technologies Corporation (UTC). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, the Company will be acquired by UTC in a cash-for-stock transaction (Merger). The Company has agreed to various covenants in the Merger Agreement, including, among other things, to conduct business in the ordinary course consistent with past practice during the period between the execution of the Merger Agreement and the time of the Merger. As such, employee and employer contributions continue to be made to the Plan. The consummation of the Merger is expected to occur in mid-2012.

At the consummation of the Merger, participants with investments in the Goodrich Corporation Company Stock Fund will receive $127.50 in cash per share of Goodrich stock. The cash will be held in a transitional money market cash investment for 10 business days following the cash settlement. During that time, participants may choose to exchange the cash to any other investment option in the Plan. At the end of the 10 business day period, any cash remaining in the Company Stock Fund, other than a small amount needed for liquidity purposes, will be used to purchase shares of UTC common stock.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, “ASU 2011-04”. ASU 2011-04 amends the requirements for measuring amounts at fair value and disclosing information about fair value measurements. Early adoption is not permitted. The Plan will adopt the guidance as of January 1, 2012. The adoption will affect disclosures but is not expected to have a material impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In December 2011, the FASB issued Accounting Standards Update 2011-11, Balance Sheet: Disclosures about Offsetting Assets and Liabilities, “ASU 2011-11”. ASU 2011-11 requires an entity to disclose both net and gross information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. ASU 2011-11 is effective for annual reporting periods beginning after January 1, 2013, and should be applied retrospectively for all comparative periods presented. The adoption is not currently expected to impact the Plan’s net assets available for benefits, changes in net assets available for benefits or disclosures.

3. Fair Value of Financial Investments, Carried at Fair Value

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2011	2010

Goodrich Corporation 2I Company Stock Fund	$369,151,032	$307,900,836
JP Morgan Chase & Co. 2A Stable Value Fund	364,752,595	311,397,708
Mellon Capital Management 2C S&P Index Fund	163,766,131	154,855,553
Fidelity Management & Research Corp Freedom K 2020 Fund	139,554,585	131,294,094

The Company defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The following three levels of inputs are used to measure fair value:

Level 1	—quoted prices in active markets for identical assets and liabilities.

Level 2	—observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3	—unobservable inputs in which there is little or no market data available which requires the reporting entity to develop its own assumptions.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation techniques and inputs used for instruments measured at fair value.

Mutual Funds

Plan investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices in an active market, which represent the net asset values of shares held by the Plan at the end of the year.

Lifecycle Funds

This category includes investments in highly diversified funds designed to remain appropriate in terms of risk throughout an investor’s working lifetime up to expected retirement age around the target year of the particular fund. Plan investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices in an active market, which represent the net asset values of shares held by the Plan at the end of the year.

Goodrich Stock Fund

The Goodrich Stock Fund is a unitized separate account composed of common stock of the Company and short-term cash investments. The unit value of the fund is derived from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments.

Unitized Separate Accounts

The unitized separate accounts are composed of common stock and short-term cash investments. The net asset values of the accounts are derived from the fair values of the investments held based on quoted market prices in an active market and the short-term cash investments. The funds are valued daily and there are currently no restrictions on redemptions. Redemptions of these funds may be suspended or delayed by the managers in periods of significant market upheaval or liquidity events.

The large-cap growth fund targets long-term total return in excess of the Russell 1000® Index. It invests primarily in U.S. common stocks, real estate securities and depositary receipts, but may invest up to 20% of its assets in non-U.S. securities. The fund invests primarily in companies with market capitalizations over $1 billion at the time of purchase, with the majority of its assets represented by companies with market capitalizations over $10 billion.

The large-cap value fund targets long-term total return in excess of the Russell 1000® Value Index and primarily invests in common stocks of U.S. large-cap companies using a contrarian relative value style, as opposed to a deep value strategy.

The small-cap fund targets long-term total return in excess of the Russell 2000® Value Index. It will invest at least 80% of its assets in equity securities of small cap U.S. companies. The fund seeks companies which are undervalued, but have strong fundamentals and may provide significant upside potential.

Brokerage Link

Investments in the individual Fidelity mutual funds and investments under the brokerage link are valued at quoted market prices in an active market on the last business day of the Plan year.

Collective Trust Funds

The collective trust funds are composed of fixed income/equity investments and short-term cash investments. The net asset values of the accounts are derived from the fair values of the underlying securities based on quoted market prices in active markets and short-term cash investments. The funds are valued daily and there are currently no restrictions on redemptions. Redemptions of these funds may be suspended or delayed by the managers in periods of significant market upheaval or liquidity events.

The international equity fund targets long-term total return in excess of the MSCI All Country World (ex-US) Growth Index. It seeks to be broadly diversified across countries and sectors and may invest in foreign and/or emerging markets securities. The fund may invest a substantial amount of its assets in issuers located in a limited number of countries and is susceptible to adverse economic, political or regulatory developments affecting those countries. The S&P Index fund seeks to track the performance of the S&P 500® Index.

The Stable Value Fund is a conservative investment strategy that seeks to preserve the value of money invested, perform better than the average money market fund and earn consistent, reliable returns. The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The Stable Value Fund invests in a short-term liquidity portfolio and a high quality fixed income portfolio that is paired with fully benefit responsive wrapper contracts issued by various financial institutions and insurance companies. The Stable Value Fund may use U.S. Treasury futures and other derivative tools to help efficiently and cost-effectively manage the interest rate and other risks in the portfolio. The short-term liquidity portfolio is composed of short-term investment grade securities. The fixed income portfolio is a common collective trust that invests in investment grade fixed income securities, primarily U.S. Treasury, agency, corporate, mortgage-backed, asset-backed, and privately placed mortgage debt. Fixed income securities held by the common collective trust are valued each day based on readily available market quotations received from independent or affiliated commercial pricing services. The wrapper contracts are reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect the wrapper contracts at contract value. The fair value of the wrapper contracts is determined by the difference between the replacement cost and actual cost projected for the duration of the associated portfolio and discounted back to the measurement date using an appropriate discount rate.

There are no reserves against wrapper contract value for credit risk of the contract issuers or otherwise. The crediting interest rate related to the fixed income portfolio is based on a formula agreed upon with the issuers and is typically calculated on a quarterly basis. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income portfolio investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for underlying investments). The issuers of the wrapper contracts provide assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, provided that all terms of the wrapper contract have been met. Key factors that could influence future crediting rates include, but are not limited to: participant directed cash flows; changes in interest rates; total return performance of the fair market value bond strategies underlying the investment contracts; default or credit failures of any of the securities, investment contracts, or other investments held in the Plan; the initiation of an extended termination of the investment contracts; and the cost, terms and availability of wrapper contracts.

Certain events limit the ability of the Stable Value Fund to transact at wrapper contract value with the issuer. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Fund elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. These events that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

The wrapper contracts do not permit the issuers to terminate the contracts unless the Plan loses its qualified status, has incurred material breaches of responsibilities, or material and adverse changes occur to the provisions of the Plan.

The following table summarizes the average yields earned by the plan for the fully benefit responsive investment contracts:

Year Ended December 31, 2011

Average Yields:

Based on actual earnings	1.8%

Based on interest rate credited to participants	2.1%

Investments reported in the Plan’s Form 5500 differ from Investments reported in the Statements of Net Assets Available for Benefits at December 31, 2011 and 2010 by the adjustment from fair value to contract value for the fully benefit responsive investment contracts of $(3,269,092) and $2,573,868, respectively and the classification of participant loans as notes receivable from participants of $70,272,310 and $63,450,894, respectively.

During 2011, the Plan’s investments including gains and (losses) on investments bought, sold and held during the year appreciated in fair value by $48,392,823 as follows:

Mutual Funds	$(30,731,116)
Lifecycle Funds	(31,122,246)
Goodrich Stock Fund	115,955,756
Unitized Separate Accounts	(4,720,590)
Collective Trust Funds	(988,981)

$48,392,823

The Plan’s investments carried at fair value on a recurring basis were as follows:

	Balance December 31, 2011	Level 1	Level 2	Level 3	Balance December 31, 2010	Level 1	Level 2	Level 3
Investments:	(Dollars in millions)
Mutual Funds
Bond Fund	$103.1	$103.1	$—	$—	$83.9	$83.9	$—	$—
Mid-cap Fund	67.7	67.7	—	—	59.6	59.6	—	—
Self-directed Provider Funds	345.1	345.1	—	—	372.0	372.0	—	—
Lifecycle Funds	446.5	446.5	—	—	397.2	397.2	—	—
Goodrich Stock Fund	369.2	—	369.2	—	307.9	—	307.9	—
Unitized Separate Accounts
Large-cap Growth Fund	82.6	—	82.6	—	78.8	—	78.8	—
Large-cap Value Fund	30.2	—	30.2	—	27.0	—	27.0	—
Small-cap Fund	41.0	—	41.0	—	41.9	—	41.9	—
Self-directed Brokerage Link	26.6	26.6	—	—	24.8	24.8	—	—
Collective Trust Funds
International Equity Fund	51.0	—	51.0	—	52.7	—	52.7	—
S&P Index Fund	163.8	—	163.8	—	154.9	—	154.9	—
Stable Value Fund	364.5	—	364.5	—	310.7	—	310.7	—
Wrapper on Investment Contracts	0.3	—	—	0.3	0.7	—	—	0.7

Investments, at fair value	$2,091.6	$989.0	$1,102.3	$0.3	$1,912.1	$937.5	$973.9	$0.7

4. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service (IRS) dated July 22, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Goodrich Corporation Benefit Design and Administration Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. The Company has analyzed the tax positions taken by the Plan and has concluded as of December 31, 2011, there are no uncertain positions taken or expected to be taken. In December 2010, the Company filed a request for a new determination letter. The response from the IRS has not yet been received.

5. Transactions with Parties-in-Interest

The Company pays certain legal and accounting expenses of the Plan. Other than as described above or pursuant to the Trust Agreement with Fidelity Investments, the Plan has had no agreements or transactions with any parties-in-interest that are prohibited transactions under ERISA section 3(14).

6. Risks and Uncertainties

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7. Subsequent Event

On March 2, 2012, the net assets of the Winslow Liferaft Company 401(k) Profit Sharing Plan of $773,005 were transferred into the Plan. Winslow Marine Products Corporation was acquired by the Company on September 30, 2011.

Supplemental Schedule

Goodrich Corporation Employees Savings Plan

EIN 34-0252680 Plan-002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Date	Total Current Value
FIDELITY MANAGEMENT & RESEARCH CORP*	FID FUND K	408,754
FIDELITY MANAGEMENT & RESEARCH CORP*	FID PURITAN K	3,582,768
FIDELITY MANAGEMENT & RESEARCH CORP*	FID TREND	692,971
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL COMPUTERS	260,520
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL ELECTRONICS	255,832
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL CONS STAPLES	1,862,211
FIDELITY MANAGEMENT & RESEARCH CORP*	FID VALUE K	1,260,799
FIDELITY MANAGEMENT & RESEARCH CORP*	FID GNMA	4,313,845
FIDELITY MANAGEMENT & RESEARCH CORP*	FID MAGELLAN K	15,658,352
FIDELITY MANAGEMENT & RESEARCH CORP*	FID CONTRAFUND K	28,484,836
FIDELITY MANAGEMENT & RESEARCH CORP*	FID EQUITY INCOME K	1,539,302
FIDELITY MANAGEMENT & RESEARCH CORP*	FID GROWTH CO K	3,171,425
FIDELITY MANAGEMENT & RESEARCH CORP*	FID INVST GR BD	1,791,742
FIDELITY MANAGEMENT & RESEARCH CORP*	FID GROWTH & INC K	21,572,905
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL SOFTWARE	1,527,927
FIDELITY MANAGEMENT & RESEARCH CORP*	FID INTERMED BOND	2,887,742
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL AIR TRANSPRT	621,791
FIDELITY MANAGEMENT & RESEARCH CORP*	FID CAPITAL & INCOME	5,819,256
FIDELITY MANAGEMENT & RESEARCH CORP*	FID VALUE STRAT K	275,057
FIDELITY MANAGEMENT & RESEARCH CORP*	FID MORTGAGE SEC	155,754
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL GOLD	12,270,594
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL BIOTECH	1,624,604
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL ENERGY SVCS	3,939,686
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL INSURANCE	170,113
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL RETAILING	865,322
FIDELITY MANAGEMENT & RESEARCH CORP*	FIDELITY GOVT INCOME	3,377,854
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL ENERGY	6,601,073
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL LEISURE	1,049,105
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL HEALTHCARE	1,550,795
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL TECHNOLOGY	3,972,278
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL UTILITIES GR	2,642,603

FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL FINANCIAL	642,702
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL DEFENSE	2,946,036
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL BROKERAGE	257,753
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL CHEMICALS	3,233,628
FIDELITY MANAGEMENT & RESEARCH CORP*	FID INDEPENDENCE K	1,851,563
FIDELITY MANAGEMENT & RESEARCH CORP*	FID OTC K	2,392,516
FIDELITY MANAGEMENT & RESEARCH CORP*	FID OVERSEAS K	702,235
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL TELECOMM	256,270
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL CONSUMER FIN	151,634
FIDELITY MANAGEMENT & RESEARCH CORP*	FID LEVERGD CO STK K	6,841,731
FIDELITY MANAGEMENT & RESEARCH CORP*	FID EUROPE	206,556
FIDELITY MANAGEMENT & RESEARCH CORP*	FID PACIFIC BASIN	475,969
FIDELITY MANAGEMENT & RESEARCH CORP*	FID REAL ESTATE INVS	2,758,344
FIDELITY MANAGEMENT & RESEARCH CORP*	FID BALANCED K	3,689,772
FIDELITY MANAGEMENT & RESEARCH CORP*	FID INTL DISCOVERY K	1,713,418
FIDELITY MANAGEMENT & RESEARCH CORP*	FID CAP APPREC K	849,539
FIDELITY MANAGEMENT & RESEARCH CORP*	FID CONVERTIBLE SEC	816,446
FIDELITY MANAGEMENT & RESEARCH CORP*	FID CANADA	7,118,215
FIDELITY MANAGEMENT & RESEARCH CORP*	FID TELECOM & UTIL	486,847
FIDELITY MANAGEMENT & RESEARCH CORP*	FID BLUE CHIP GR K	4,476,593
FIDELITY MANAGEMENT & RESEARCH CORP*	FID ASSET MGR 50%	2,035,725
FIDELITY MANAGEMENT & RESEARCH CORP*	FID DISCIPLND EQ K	1,142,184
FIDELITY MANAGEMENT & RESEARCH CORP*	FID LOW PRICED STK K	10,747,223
FIDELITY MANAGEMENT & RESEARCH CORP*	FID WORLDWIDE	688,300
FIDELITY MANAGEMENT & RESEARCH CORP*	FID EQ DIV INCOME K	931,391
FIDELITY MANAGEMENT & RESEARCH CORP*	FID STK SEL ALL CP K	110,180
FIDELITY MANAGEMENT & RESEARCH CORP*	FID ASSET MGR 70%	1,753,469
FIDELITY MANAGEMENT & RESEARCH CORP*	FID EMERGING MKTS K	5,045,854
FIDELITY MANAGEMENT & RESEARCH CORP*	FID GROWTH STRAT K	235,059
FIDELITY MANAGEMENT & RESEARCH CORP*	FID DIVERSIFD INTL K	3,987,423
FIDELITY MANAGEMENT & RESEARCH CORP*	FID ASSET MGR 20%	1,172,056
FIDELITY MANAGEMENT & RESEARCH CORP*	FID DIVIDEND GR K	1,917,015
FIDELITY MANAGEMENT & RESEARCH CORP*	FID NEW MARKETS INC	6,858,078
FIDELITY MANAGEMENT & RESEARCH CORP*	FID EXPORT & MULTI K	903,822
FIDELITY MANAGEMENT & RESEARCH CORP*	FID FOCUSED STOCK	984,456
FIDELITY MANAGEMENT & RESEARCH CORP*	FID GLOBAL BALANCED	1,615,279
FIDELITY MANAGEMENT & RESEARCH CORP*	FID INTL CAP APPREC	337,994
FIDELITY MANAGEMENT & RESEARCH CORP*	FID STK SEL SM CAP	854,782
FIDELITY MANAGEMENT & RESEARCH CORP*	FID MID CAP STOCK K	2,347,882
FIDELITY MANAGEMENT & RESEARCH CORP*	FID LARGE CAP STOCK	473,516
FIDELITY MANAGEMENT & RESEARCH CORP*	FID GROWTH DISC K	743,963
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SMALL CAP STOCK	1,610,750
FIDELITY MANAGEMENT & RESEARCH CORP*	FID EUROPE CAP APP	166,810
FIDELITY MANAGEMENT & RESEARCH CORP*	FID NORDIC	687,620
FIDELITY MANAGEMENT & RESEARCH CORP*	FID ASSET MGR 85%	186,347
FIDELITY MANAGEMENT & RESEARCH CORP*	FID LATIN AMERICA	7,216,283
FIDELITY MANAGEMENT & RESEARCH CORP*	FID JAPAN	327,931
FIDELITY MANAGEMENT & RESEARCH CORP*	FID EMERGING ASIA	2,461,129

FIDELITY MANAGEMENT & RESEARCH CORP*	FID CHINA REGION	4,050,105
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL IT SERVICES	216,732
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL MED EQ & SYS	1,682,829
FIDELITY MANAGEMENT & RESEARCH CORP*	FID FOUR IN ONE IDX	606,949
FIDELITY MANAGEMENT & RESEARCH CORP*	FID JAPAN SMALL CO	324,221
FIDELITY MANAGEMENT & RESEARCH CORP*	FID MEGA CAP STOCK	286,539
FIDELITY MANAGEMENT & RESEARCH CORP*	FID STRATEGIC INCOME	7,185,585
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SM CAP DISCOVERY	4,403,034
FIDELITY MANAGEMENT & RESEARCH CORP*	SPTN TOT MKT IDX INV	2,168,358
FIDELITY MANAGEMENT & RESEARCH CORP*	SPTN EXT MKT IDX INV	2,521,021
FIDELITY MANAGEMENT & RESEARCH CORP*	SPTN INTL INDEX INV	8,158,952
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SHORT TERM BOND	5,658,462
FIDELITY MANAGEMENT & RESEARCH CORP*	FID INTM GOVT INCOME	1,179,034
FIDELITY MANAGEMENT & RESEARCH CORP*	FID HIGH INCOME	3,431,429
FIDELITY MANAGEMENT & RESEARCH CORP*	FID FIFTY	656,976
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL AUTOMOTIVE	686,817
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL MULTIMEDIA	256,572
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL MEDICAL DEL	1,925,054
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL BANKING	670,194
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL MATERIALS	2,658,779
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL INDUST EQUIP	414,681
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL CONSTR/HOUSE	174,151
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL TRANSPORT	1,342,523
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL NATURAL GAS	1,967,826
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL NATURAL RES	3,571,352
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL INDUSTRIALS	1,576,902
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL ENV ALT ENGY	370,675
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL CONS DISCR	187,079
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL COMM EQUIP	281,057
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL PHARMACEUTCL	1,646,546
FIDELITY MANAGEMENT & RESEARCH CORP*	SPTN 500 INDEX INV	2,285,554
FIDELITY MANAGEMENT & RESEARCH CORP*	SPTN US BOND IDX INV	3,454,341
FIDELITY MANAGEMENT & RESEARCH CORP*	FID INST SH INT GOVT	781,637
FIDELITY MANAGEMENT & RESEARCH CORP*	FID STKSEL LGCAP VAL	749,839
FIDELITY MANAGEMENT & RESEARCH CORP*	FID MID CAP VALUE	1,071,195
FIDELITY MANAGEMENT & RESEARCH CORP*	FID LARGE CAP GROWTH	882,286
FIDELITY MANAGEMENT & RESEARCH CORP*	FID MID CAP GROWTH	971,062
FIDELITY MANAGEMENT & RESEARCH CORP*	FID INFLAT PROT BOND	4,641,891
FIDELITY MANAGEMENT & RESEARCH CORP*	FID ULTRASHORT BOND	230,445
FIDELITY MANAGEMENT & RESEARCH CORP*	FID FLOAT RT HI INC	1,093,481
FIDELITY MANAGEMENT & RESEARCH CORP*	FID INTL SMALL CAP	1,657,047
FIDELITY MANAGEMENT & RESEARCH CORP*	FID TOTAL BOND	3,421,174
FIDELITY MANAGEMENT & RESEARCH CORP*	FID VALUE DISCOV K	1,003,953
FIDELITY MANAGEMENT & RESEARCH CORP*	FID REAL ESTATE INC	1,188,271
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SEL NET & INFSTR	679,863
FIDELITY MANAGEMENT & RESEARCH CORP*	FID BLUE CHIP VALUE	385,418
FIDELITY MANAGEMENT & RESEARCH CORP*	FID NASDAQ COMP INDX	497,630
FIDELITY MANAGEMENT & RESEARCH CORP*	FID STRAT DIV & INC	595,118
FIDELITY MANAGEMENT & RESEARCH CORP*	FID FOCUSED HIGH INC	511,903
FIDELITY MANAGEMENT & RESEARCH CORP*	FID INTL REAL ESTATE	257,393

FIDELITY MANAGEMENT & RESEARCH CORP*	FID SMALL CAP GROWTH	1,110,522
FIDELITY MANAGEMENT & RESEARCH CORP*	FID SMALL CAP VALUE	1,075,520
FIDELITY MANAGEMENT & RESEARCH CORP*	FID INTL SM CAP OPP	109,510
FIDELITY MANAGEMENT & RESEARCH CORP*	FID STRAT REAL RET	231,285
FIDELITY MANAGEMENT & RESEARCH CORP*	SPTN ST TR IDX INV	882,890
FIDELITY MANAGEMENT & RESEARCH CORP*	SPTN INT TR IDX INV	2,270,627
FIDELITY MANAGEMENT & RESEARCH CORP*	SPTN LT TR IDX INV	3,195,820
FIDELITY MANAGEMENT & RESEARCH CORP*	FID INTL VALUE	203,014
FIDELITY MANAGEMENT & RESEARCH CORP*	FID FREEDOM K INCOME	10,440,788
FIDELITY MANAGEMENT & RESEARCH CORP*	FID FREEDOM K 2000	7,235,738
FIDELITY MANAGEMENT & RESEARCH CORP*	FID FREEDOM K 2005	1,164,822
FIDELITY MANAGEMENT & RESEARCH CORP*	FID FREEDOM K 2010	48,599,413
FIDELITY MANAGEMENT & RESEARCH CORP*	FID FREEDOM K 2015	24,445,267
FIDELITY MANAGEMENT & RESEARCH CORP*	FID FREEDOM K 2020	139,554,585
FIDELITY MANAGEMENT & RESEARCH CORP*	FID FREEDOM K 2025	33,215,592
FIDELITY MANAGEMENT & RESEARCH CORP*	FID FREEDOM K 2030	85,914,063
FIDELITY MANAGEMENT & RESEARCH CORP*	FID FREEDOM K 2035	18,863,302
FIDELITY MANAGEMENT & RESEARCH CORP*	FID FREEDOM K 2040	48,135,545
FIDELITY MANAGEMENT & RESEARCH CORP*	FID FREEDOM K 2045	13,326,846
FIDELITY MANAGEMENT & RESEARCH CORP*	FID FREEDOM K 2050	15,661,678
FIDELITY MANAGEMENT & RESEARCH CORP*	BROKERAGELINK	26,607,778
GOODRICH CORPORATION*	2I COMPANY STOCK	369,151,032
JP MORGAN CHASE & CO	2A STABLE VALUE FUND	364,752,595
JANUS INTERNATIONAL HOLDING LLC	JANUS WORLDWIDE T	3,232,735
JANUS INTERNATIONAL HOLDING LLC	JANUS OVERSEAS T	12,535,962
JP MORGAN CHASE & CO	2F MID CAP FUND	67,728,661
JP MORGAN CHASE & CO	JPM CORE BOND R6	103,061,838
WELLINGTON MANAGEMENT	2E LARGE CAP GROWTH	82,570,467
MFS HERITAGE TRUST COMPANY	2H INTL EQUITY FUND	51,007,935
MELLON CAPITAL MANAGEMENT	2C S&P INDEX FUND	163,766,131
T. ROWE PRICE GROUP, INC	2D LARGE CAP VALUE	30,252,934
THE BOSTON COMPANY ASSET MANAGEMENT	2G SMALL CAP FUND	41,039,283

		2,091,582,219
	LOANS TO PARTICIPANTS*	70,272,310

		$2,161,854,529

*	Indicates party-in-interest to the Plan.

Note: Cost information has not been included above because all investments are participant directed.

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP